Form 10-K405, Exhibit 13
period 1998-12-31
BALANCE BAR CO
filed 1999-03-15
CIK 1058590

                                                                  EXHIBIT 13.1

FINANCIAL DATA
                                                  [LOGO OF BALANCE BAR COMPANY]

SELECTED INCOME STATEMENT DATA
------------------------------

                                            1998           1997          1996            1995        1994*        1994**
                                           -------        -------       -------         ------      -------       -------
Sales                                      $81,656        $39,634       $10,544         $1,262      $   576        $  692
Gross profit                                39,334         19,833         5,272            669          357           475
Income (loss) before income taxes            8,602          2,876         1,840            (84)           7          (312)
Net income (loss)                            5,112          1,660         1,615            (85)           6          (313)
Basic earnings (loss) per share               0.48           0.18          0.19          (0.01)          --         (0.04)
Diluted earnings (loss) per share             0.41           0.15          0.17          (0.01)          --         (0.04)
*  Seven months ended December 31, 1994.                                         (amounts in 000's, except per share data)
** Twelve months ended May 31, 1994.

SELECTED BALANCE SHEET DATA
---------------------------

                                                    1998          1997          1996          1995        1994
                                                   -------       -------       -------      -------     --------
Working capital (deficit)                          $18,792       $ 2,974       $ 2,087      $  (39)     $   (50)
Total assets                                        26,981        10,796         3,374         185          139
Long-term debt, net of current portion                  --           228            --          --            5
Total stockholders' equity                          19,927         4,104         2,162           3           16
                                                                       (amounts in 000's, except per share data)

COMMON STOCK DATA
-----------------

The Company's common stock is traded on the NASDAQ National Market under the symbol BBAR. There were approximately 900 beneficial owners and 90 shareholders of record at December 31, 1998. The range of trading prices of the Company's common stock, since its initial public offering in June 1998, was as follows:

                                                       1998
                                                       ----
                                 Quarter          Low        High
                                 -------          ----       ----
                                  Second         11 3/4      14 3/8
                                  Third           7 5/8     16 9/16
                                  Fourth          8 1/8      11 7/8

The Company has not paid a cash dividend since its inception.

                                                        [LOGO OF BALANCE BAR]  7

[LOGO OF BALANCE BAR COMPANY]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF FORWARD-LOOKING INFORMATION

   The Company has made and will continue to make forward-looking statements. Certain forward-looking statements are contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations", including statements about the expected adequacy of available funds to meet foreseeable needs, the impact of price reductions on certain products from contract manufacturers, the expected level of capital investments, and other sections of this report. Except for the historical information contained herein, the following discussion and analysis contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, goals, expectations and intentions. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "plans," "may," "will," "should," or "anticipation" or comparable terminology. These risks include developing and selling new products, maintaining acceptance in new distribution channels, avoiding volatility in sales and earnings, anticipating changes in dietary trends, avoiding adverse publicity, maintaining sales to significant customers and other risk factors. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in the Company's Annual Report on Form 10-K, as well as those discussed elsewhere herein.

RESULTS OF OPERATIONS

   The following table sets forth, for the periods indicated, certain income statement data expressed as a percentage of sales:

                                 1998     1997     1996
                                ------   ------   ------
Sales                           100.0%   100.0%   100.0%
Cost of sales                    51.8     50.0     50.0
                                -----    -----    -----
   Gross profit                  48.2     50.0     50.0
                                -----    -----    -----
Expenses:
  Advertising                    10.9     18.9     10.3
  Selling and marketing          20.3     18.1     14.6
  General and administrative      6.5      5.8      7.5
  Interest (income) expense      (0.1)    (0.1)     0.1
                                -----    -----    -----
   Total expenses                37.6     42.7     32.5
                                -----    -----    -----
  Income before income taxes     10.6      7.3     17.5
Income taxes                      4.3      3.1      2.2
                                -----    -----    -----
   Net income                     6.3%     4.2%    15.3%
                                =====    =====    =====

Comparison of 1998 to 1997

   Sales. Sales increased 106% to $81.7 million in 1998 from $39.6 million in 1997. The increase was primarily attributable to increased distribution and consumer sales at grocery, club and mass merchandise stores. Sales also increased at natural foods stores. Several significant customers ran special sales promotions in 1998 and approximately $7.8 million of the increase was due to increased sales to those customers. The addition of three new Balance Bar flavors in December 1997 favorably impacted sales in 1998, and the introduction of powdered drink mixes in April 1997 also favorably impacted sales in 1998. The introduction of Balance Big Bar, a larger version of the honey peanut Balance Bar and Balance+, three nutraceutically-enhanced Balance Bar flavors in the 1998 fourth quarter also favorably impacted 1998 sales.

   Sales to customers other than natural foods distributors and retailers were 54% of sales in 1998 compared to 31% in 1997. Sales to the Company's six largest 1998 customers were 64% of sales in

8  [LOGO OF BALANCE BAR]

                                                   [LOGO OF BALANCE BAR COMPANY]

1998 compared to 66% in 1997. Sales to Costco Wholesale, Trader Joe's and McLane Distribution were 16%, 14% and 13%, respectively, of sales in 1998. Sales to Trader Joe's were 25% of sales in 1997. Sales to customers in the United States were 99% of sales in 1998 and 97% of sales in 1997. Sales of the Balance Bar product line were 94% of sales in 1998 compared to 92% in 1997.

   Gross Profit. Gross profit dollars increased to $39.3 million in 1998 from $19.8 million in 1997. The gross profit margin declined to 48.2% in 1998 from 50.0% in 1997. The decline in gross profit margin was due to a change in product and sales channel mix, and additional packaging and freight costs. In addition, initial sales prices of the Balance Big Bar and Balance+ Bars were discounted to stimulate initial orders. The Company has obtained purchase price reductions of certain products manufactured by its two contract manufacturers. These price reductions should favorably impact 1999 cost of sales.

   Advertising. Advertising expenses increased to $8.9 million in 1998 from $7.5 million in 1997. Advertising expenses as a percentage of sales declined to 10.9% in 1998 compared to 18.9% in 1997. The dollar increase in 1998 was due to increases in television, print and radio advertising to build brand awareness and increase sales. As a percentage of sales, advertising expenses were higher in 1997 to support the Company's strategic decision to begin selling to sales channels other than natural foods stores with additional print and radio advertising and the introduction of television advertising.

   Selling and Marketing. Selling and marketing expenses increased to $16.6 million in 1998 from $7.2 million in 1997. The increase was due to higher personnel-related costs as the Company expanded its sales and marketing organization, and higher broker commissions and retailer marketing support expenses related to the increase in sales. The increase was also due to higher expenditures for special events and product sampling to build customer awareness of the Company's products. Selling and marketing expenses as a percentage of sales increased to 20.3% of sales in 1998 from 18.1% in 1997.

   General and Administrative. General and administrative expenses increased to $5.3 million in 1998 from $2.3 million in 1997. General and administrative expenses as a percentage of sales increased to 6.5% of sales in 1998 from 5.8% in 1997. The dollar and percentage increases in 1998 were due to higher payroll-related costs as the Company hired additional personnel to support the increase in sales and higher facility rentals related to the increase in sales, marketing and general and administrative personnel. The Company also recorded a $140,000 provision in 1998 to settle all outstanding litigation with a competitor.

   Interest (Income) Expense. Interest (income) expense increased to $62,000 of net interest income in 1998 from $27,000 of net interest income in 1997. The interest expense in 1998 was due to increased borrowings under the Company's line of credit and term loan agreements. The Company also earned $196,000 in interest income in 1998 from the investment of the net proceeds from the Company's initial public offering of common stock.

   Provision for Income Taxes. The effective tax rate was 40.6% in 1998 and 42.3% in 1997. The decline in the effective tax rate was due to lower non-deductible expenses in 1998.

Comparison of 1997 to 1996

   Sales. Sales increased 276% to $39.6 million in 1997 from $10.5 million in 1996. The increase was primarily attributable to increased sales at natural foods and mass merchandise stores and to a lessor extent at club and grocery stores. Sales also increased in 1997 by gaining more retail shelf space and increasing the number of flavors sold to existing customers. In addition, the introduction of a powdered nutritional drink in 1997 accounted for approximately $2.6 million of the increase. The addition of three new Balance bar flavors near the end of 1997 did not have a significant effect on sales in 1997.

   Gross Profit. Gross profit dollars increased to $19.8 million in 1997 from $5.3 million in 1996. Gross profit margin was 50.0% in 1997 and 1996 and, therefore, gross profit dollars increased as sales increased.

                                                        [LOGO OF BALANCE BAR]  9

[LOGO OF BALANCE BAR COMPANY]

   Advertising. Advertising expenses increased to $7.5 million in 1997 from $1.1 million in 1996. This increase was due to the Company's strategic decision to build customer awareness and increase sales through substantial increases in radio and print advertising and the introduction of television advertising.

   Selling and Marketing. Selling and marketing expenses increased to $7.2 million in 1997 from $1.5 million in 1996. The increase was due to higher personnel-related costs as the Company built its sales organization, higher broker commissions related to increased sales and additional expenditures for slotting allowances as products were introduced to grocery stores. The increase was also due to higher expenditures for special events and product sampling to build customer awareness of the Company's products. Selling and marketing expenses as a percentage of sales increased to 18.1% of sales in 1997 from 14.6% in 1996.

   General and Administrative. General and administrative expenses increased to $2.3 million in 1997 from $797,000 in 1996. As a percentage of sales, general and administrative expenses decreased to 5.8% in 1997 from 7.5% in 1996. The dollar increase in 1997 was due to higher personnel-related costs and facility rentals to support increased sales.

   Provision for income Taxes. The effective tax rate in 1997 was 42.3% compared to 12.2% in 1996. The lower tax rate in 1996 was due to the utilization of net operating loss carryforwards incurred from 1992 to 1995. As of December 31, 1996, the Company had fully utilized its net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

   The primary source of cash flows for all periods has been from Balance Bar product line sales. For 1998 and 1997, cash generated from operations was not sufficient to fund increases in accounts receivable and inventory, prepaid advertising expenses and purchase property and equipment. The Company entered into credit agreements that were used to finance the shortfall. For 1996, cash generated from operations was sufficient to fund increases in accounts receivable and inventory, prepaid advertising expenses and purchase property and equipment. In June 1998, the Company sold 1,003,372 shares of common stock and realized proceeds of $9,478,000, net of $320,000 of offering costs. The net proceeds were used, in part, to repay outstanding short and long-term debt.

   The increase in accounts receivable, inventory and prepaid advertising expenses of $9.3 million in 1998 was offset by increased accounts payable of $879,000. The increase in accounts receivable, inventory and prepaid advertising expenses of $6.2 million in 1997 was offset by increased accounts payable of $3.6 million. The increase in accounts receivable and inventory of $1.9 million in 1996 was offset by increased accounts payable of $505,000. Cash flow provided by (used in) operating activities was $(588,000), $(1.2) million and $935,000 in 1998, 1997 and 1996, respectively.

   Cash used in investing activities was for the purchase of property and equipment and marketable securities. Purchases of property and equipment were $761,000, $1.1 million and $51,000 in 1998, 1997 and 1996, respectively. The higher level of expenditures in 1997 reflects the Company's 1997 facility and personnel expansion to support higher sales volume. The 1998 capital investments were for computer hardware and software, office furniture and equipment, leasehold improvements and packaging design plates and drums. The Company expects to make a similar level of capital investments in 1999 as were made in 1998. A portion of the initial public offering proceeds was used to purchase $3.9 million of marketable securities. $3.2 million of this amount matured in 1998. Cash used in investing activities was $1.4 million, $1.1 million and $51,000 in 1998, 1997 and 1996, respectively.

   Cash provided by financing activities was from the net proceeds of the initial public offering, short-term borrowings, net of repayments and the proceeds from the exercise of stock options. In June 1998, the Company sold 1,003,372 shares of common stock and realized proceeds of $9.8 million. In connection with the initial public offering of common stock, the Company incurred offering costs of $320,000 and the selling shareholders reimbursed the Company for offering costs paid in 1998 and 1997. In 1998, the Company borrowed $3.4 million under a line of credit and $4.8 million of the proceeds from the initial public offering was used to repay short and long-term debt. In 1998

10 [LOGO OF BALANCE BAR]

                                                   [LOGO OF BALANCE BAR COMPANY]

and 1997, 991,000 and 58,000 shares of common stock, respectively, were issued in connection with the exercise of stock options. Cash provided by financing activities was $8.4 million, $1.3 million and $201,000 in 1998, 1997 and 1996, respectively.

   As of December 31, 1998, the Company had a $15 million revolving line of credit of which $9.6 million was available (based upon 80% of eligible accounts receivable and 25% of eligible inventories), none of which was outstanding. The line of credit is secured by all of the Company's assets. The line of credit bears interest at the bank's prime rate (7.75% at December 31,1998), and expires in April 2001.

   To date, the Company has considered the acquisition of several companies, but no purchase transactions have occured. In the future, the Company may consider making an investment in or acquiring companies or product lines that complement the Company's existing product lines. The Company is not able to predict when a prospective acquisition candidate might become available, the terms of the financing, or when any transaction might be closed or the effect of any acquisition on the Company's business, results of operations or financial condition.

  The Company expects to use the net proceeds from the initial public offering, over the next two to three quarters, to fund increases in accounts receivable, inventory, prepaid advertising expenses and purchase property and equipment. When the net proceeds are expended, the Company expects to fund increases in accounts receivable, inventory, prepaid advertising expenses and purchase property and equipment from borrowings under the revolving line of credit. The Company believes that it has adequate capital resources and liquidity to meet anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

   The Financial Accounting Standards Board has issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". These new accounting standards will not have any effect on the Company's financial statements or financial reporting.

SEASONALITY OF SALES

   The Company has not observed seasonality in sales in 1998, 1997 or 1996 due to the significant expansion of distribution and resulting sales increases for the periods. The Company believes that there may be some seasonally reduced sales in the fourth quarter due to retailers' emphasis on holiday foods in that quarter. In addition, the Company believes that there may be seasonally increased sales in the first quarter due to retailers' emphasis on diet and nutrition foods in that quarter and seasonally increased sales in the second and third quarters due to retailers' emphasis on fitness foods with increased outdoor activities in those quarters.

YEAR 2000 COMPLIANCE

   The Company has installed a new sales, inventory and accounting system that the vendor has represented to be Year 2000 compliant. The Company does not anticipate any significant expenses with Year 2000 compliance problems. The Company's two contract manufacturers have informed the Company that they are each Year 2000 compliant. The Company has requested information from certain of its major distributors and retailers about Year 2000 compliance issues, if any, they are facing. The responding customers have plans to address the business risks they face. The process of obtaining this information is ongoing. The Company is also exposed, as all companies are to some extent, to Year 2000 compliance issues facing the banking system, the stock exchange, advertisers and other significant vendors used by the Company. The Company intends to modestly increase inventory levels late in 1999 to create a contingent supply of inventory. This step is being taken to mitigate the risk of an unforeseen disruption in the supply of inventories.

                                                        [LOGO OF BALANCE BAR] 11

[LOGO OF BALANCE BAR COMPANY]

BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

(amounts in 000's, except par value)

                                                     1998         1997
                                                 -----------   -----------
                             ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                          $  6,475    $    89
 Marketable securities                                   697          -
 Accounts receivable, net of allowance
  of $30 in 1998 and $46 in 1997                      10,686      3,444
 Income taxes receivable                                  32        374
 Inventories                                           5,002      3,806
 Prepaid and other                                     2,330      1,381
 Deferred taxes                                          624        344
                                                    --------    -------
    Total current assets                              25,846      9,438
                                                    --------    -------
PROPERTY AND EQUIPMENT, net                            1,105      1,011
OTHER ASSETS                                              30        347
                                                    --------    -------
    Total assets                                    $ 26,981    $10,796
                                                    ========    =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Current portion of long-term debt                  $      -    $    85
 Short-term borrowings                                     -      1,100
 Accounts payable                                      5,080      4,201
 Accrued payroll                                       1,069        249
 Accrued commissions                                     404        121
 Other accrued expenses                                  501        708
                                                    --------    -------
    Total current liabilities                          7,054      6,464
                                                    --------    -------

LONG-TERM DEBT, net                                        -        228
                                                    --------    -------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
 Common stock, $0.01 par value
  Authorized - 24,000 shares
  Issued and outstanding - 11,339 shares in
   1998 and 9,345 shares in 1997                         113         93
 Additional paid-in capital                           13,115      2,424
 Retained earnings                                     6,699      1,587
                                                    --------    -------
    Total stockholders' equity                        19,927      4,104
                                                    --------    -------
    Total liabilities and stockholders' equity      $ 26,981    $10,796
                                                    ========    =======

The accompanying notes are an integral part of these balance sheets.

12 [LOGO OF BALANCE BAR]

                                                   [LOGO OF BALANCE BAR COMPANY]
INCOME STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

(amounts in 000's, except per share data)

                                         1998        1997        1996
                                       --------    --------    -------
SALES                                   $81,656     $39,634     $10,544
COST OF SALES                            42,322      19,801       5,272
                                        -------     -------     -------
   Gross profit                          39,334      19,833       5,272
                                        -------     -------     -------
EXPENSES:
 Advertising                              8,932       7,481       1,083
 Selling and marketing                   16,570       7,204       1,536
 General and administrative               5,292       2,299         797
 Interest (income) expense                  (62)        (27)         16
                                        -------     -------     -------
   Total expenses                        30,732      16,957       3,432
                                        -------     -------     -------
   Income before income taxes             8,602       2,876       1,840
INCOME TAXES                              3,490       1,216         225
                                        -------     -------     -------
   Net income                           $ 5,112     $ 1,660     $ 1,615
                                        =======     =======     =======

EARNINGS PER SHARE:
   Basic                                $  0.48     $  0.18     $  0.19
                                        =======     =======     =======
   Diluted                              $  0.41     $  0.15     $  0.17
                                        =======     =======     =======

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING:
   Basic                                 10,634       9,302       8,410
                                        =======     =======     =======
   Diluted                               12,440      11,043       9,343
                                        =======     =======     =======

The accompanying notes are an integral part of these financial statements.

                                                        [LOGO OF BALANCE BAR] 13

[LOGO OF BALANCE BAR COMPANY]

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 and 1996


(amounts in 000's)

                                                                                  Common Stock       Add'l
                                                                              -------------------   Paid-In    Retained
                                                                                Shares     Amount   Capital    Earnings     Total
                                                                              --------     ------   -------    --------    -------
BALANCE, December 31, 1995                                                       8,253      $ 83    $ 1,608    $(1,688)   $     3
 Exercise of stock options                                                          15         -          -          -          -
 Issuance of common stock as
  compensation for services                                                        196         2         65          -         67
 Conversion of convertible bonds                                                   804         8        193          -        201
 Compensation expense in connection
  with issuance of stock options                                                     -         -        276          -        276
 Net income                                                                          -         -          -      1,615      1,615
                                                                                ------      ----    -------    -------    -------
BALANCE, December 31, 1996                                                       9,268        93      2,142        (73)     2,162
 Exercise of stock options                                                          58         -         13          -         13
 Issuance of common stock as
  compensation for services                                                         19         -         60          -         60
 Compensation expense in connection
  with issuance of stock options                                                     -         -        209          -        209
 Net income                                                                          -         -          -      1,660      1,660
                                                                                ------      ----    -------    -------    -------
BALANCE, December 31, 1997                                                       9,345        93      2,424      1,587      4,104
 Exercise of stock options                                                         991        10      1,019          -      1,029
 Proceeds from initial public offering                                           1,003        10      9,468          -      9,478
 Compensation expense in connection
  with issuance of stock options                                                     -         -        204          -        204
 Net income                                                                          -         -          -      5,112      5,112
                                                                                ------      ----    -------    -------    -------
BALANCE, December 31, 1998                                                      11,339      $113    $13,115    $ 6,699    $19,927
                                                                                ======      ====    =======    =======    =======

The accompanying notes are an integral part of these financial statements.

14 [LOGO OF BALANCE BAR]

                                                [LOGO OF BALANCE BAR COMPANY]

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 and 1996

(amounts in 000's)
                                                            1998       1997       1996
                                                          -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                               $ 5,112    $ 1,660    $ 1,615
 Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Depreciation and amortization                               631        175         17
  Compensation expense in connection with common stock
   and stock options                                          204        269        343
  Other                                                        14          -         11
 Changes in operating assets and liabilities:
  Accounts receivable                                      (7,242)    (2,009)    (1,385)
  Inventories                                              (1,196)    (3,223)      (558)
  Prepaid and other                                          (947)    (1,371)       (17)
  Accounts payable                                            879      3,595        505
  Accrued liabilities                                       1,041        679        180
  Income taxes                                                916       (942)       224
                                                          -------    -------    -------
 Net cash provided by (used in) operating activities         (588)    (1,167)       935
                                                          -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment                         (761)    (1,114)       (51)
 Purchases of marketable securities                        (3,885)         -          -
 Maturities of marketable securities                        3,210          -          -
                                                          -------    -------    -------
 Net cash used in investing activities                     (1,436)    (1,114)       (51)
                                                          -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from initial public offering                      9,798          -          -
 Initial public offering costs, net of reimbursement         (161)      (159)
 Increase (decrease) in short-term borrowings              (1,100)     1,100          -
 Proceeds (repayment) from long-term debt                    (302)       297          -
 Proceeds from issuance of convertible bonds                    -          -        201
 Proceeds from exercise of stock options                      175         13          -
                                                          -------    -------    -------
 Net cash provided by financing activities                  8,410      1,251        201
                                                          -------    -------    -------
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                            6,386     (1,030)     1,085
CASH AND CASH EQUIVALENTS, beginning of year                   89      1,119         34
                                                          -------    -------    -------
CASH AND CASH EQUIVALENTS, end of year                    $ 6,475    $    89    $ 1,119
                                                          =======    =======    =======

The accompanying notes are an integral part of these financial statements.

                                                        [LOGO OF BALANCE BAR] 15

[LOGO OF BALANCE BAR COMPANY]

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998

1. The Company

   Balance Bar Company, a Delaware corporation, (the Company) develops and markets branded natural food products in convenient, good tasting, balanced nutritional formulations. The Company's current products, Balance - the complete nutritional food bar and 40-30-30 Balance powdered drink mix, are based on caloric proportions of 40% carbohydrates, 30% protein and 30% dietary fat. During all periods presented, more than 90% of the Company revenue was derived from sales of its Balance Bar (in 13 flavors and three sizes).

2. Summary of Significant Accounting Policies

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Marketable Securities - Marketable securities consist of commercial paper with maturities extending through January 1999. The Company classifies marketable securities as available for sale and records them at fair value. Unrealized holding gains and losses, which were not significant at December 31, 1998, net of the related tax effect are excluded from earnings. Realized gains and losses on disposition are determined on the specific identification basis. Dividend and interest income is recognized when earned. A decline in the value of available for sale securities below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis is established.

   Inventories - Inventories are valued at the lower of cost (first-in, first-out) or market and consist of the following at December 31, 1998 and 1997 (in 000's):

                                            1998      1997
                                           ------    ------
         Balance Bars                       $3,555    $2,074
         Powdered drink mix                    486       473
         Packaging material and other          961     1,259
                                           -------    ------
                                            $5,002    $3,806
                                           =======    ======


   Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over each assets useful life ranging from one to seven years.

   The Company capitalizes expenditures that materially increase asset lives and charges ordinary repairs and maintenance to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in operations.

   Deferred Offering Costs - In connection with its initial public offering of common stock, the Company capitalized $315,000 of related costs as of December 31, 1997. These costs were included in long-term other assets in the accompanying balance sheet and were charged to additional paid-in capital upon completion of the offering.

   Coupons - The Company provides for coupon redemption costs at the time of coupon distribution. As of December 31, 1998 and 1997, costs related to distributed but unredeemed coupons were not material.

16 [LOGO OF BALANCE BAR]

                                                   [LOGO OF BALANCE BAR COMPANY]

   Revenue Recognition - The Company recognizes revenue at the time of shipment. The Company provides for estimated returns and allowances at the time of shipment.

   Advertising and Marketing - The costs of advertising and marketing are expensed as the advertising takes place, as free samples and promotional materials are distributed and as promotional events are held. At December 31, 1998 and 1997, prepaid and other current assets in the accompanying balance sheets includes $1,846,000 and $1,015,000, respectively, of prepaid advertising and marketing.

   Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash payments for interest were $134,000, $24,000 and $23,000 for the years ended December 31, 1998, 1997 and
1996, respectively. Cash payments for taxes were $2,575,000, $2,159,000 and $1,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

   Non-cash transactions excluded from the statements of cash flows consist of $854,000 of tax benefit from the exercise of stock options in 1998 and the conversion into common stock of $201,000 of convertible bonds in 1996.

   Earnings Per Share - Earnings per share is computed under the provisions of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". Earnings per share are based on the weighted average number of common shares outstanding plus the dilutive effect of stock options.

   The weighted average number of common shares outstanding for the years ended December 31, 1998, 1997 and 1996 was 10,634,000, 9,302,000 and 8,410,000,
respectively. The dilutive effect of stock options for the years ended December 31, 1998, 1997 and 1996 was 1,806,000, 1,741,000 and 933,000, respectively.

   Fair Value of Financial Instruments - Based on borrowing rates currently available for bank loans, the terms of the Company's line of credit bank credit agreement approximate fair value. The fair value of other financial instruments, consisting of cash and cash equivalents, and short-term trade receivables and payables also approximate carrying values.

   New Authoritative Pronouncements - The Financial Accounting Standards Board has issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". These new accounting standards will not have any effect on the Company's financial statements or financial reporting.

3. Concentrations of Risk

   Accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectable. As of December 31, 1998, two customers comprised 23% and 14% of accounts receivable, respectively. As of December 31, 1997, two customers comprised 18% and 17% of accounts receivable, respectively.

   During the year ended December 31, 1998, the Company had sales to three customers that represented approximately 16%, 14% and 13%, respectively, of sales. During the year ended December 31, 1997, the Company had sales to one customer that represented approximately 25% of sales. In February 1998, the Company entered into a two-year exclusive sales agreement with this customer. During the year ended December 31, 1996, the Company had sales to two customers that represented approximately 26% and 14%, respectively, of sales. The Company's customers are comprised primarily of distributors and retailers and are located throughout the United States, Canada and Japan. Sales to customers outside the United States were less than 10% of sales for all periods presented.

                                                        [LOGO OF BALANCE BAR] 17

[LOGO OF BALANCE BAR COMPANY]

   The Company has no internal capacity to produce its products and relies on two contract manufacturers to produce its products. One manufacturer is located in California and the other in Eastern Canada. The partial or total loss of supply from either of these contract manufacturers would adversely affect the Company's ability to fulfill orders and make timely delivery of products. The Company has entered into long-term supply contracts with the two contract manufacturers that require the Company to purchase minimum numbers of bars per year and the contract manufacturers to supply minimum numbers of bars per year. If the production capacity of the two contract manufacturers is insufficient to fill sales orders, the Company will attempt to use other contract manufacturers. The Company may not be able to establish additional production sources at acceptable prices that meet quality and capacity requirements at other contract manufacturers, if necessary.

4. Property and Equipment

   Property and equipment consist of the following at December 31, 1998 and 1997 (in 000's):

                                                                1998      1997
                                                              -------    -----
         Furniture and fixtures                                $  457    $  264
         Machinery and equipment                                  859       835
         Leasehold improvements                                   214       142
                                                               ------    ------
                                                                1,530     1,241
         Less: Accumulated depreciation and amortization         (425)     (230)
                                                               ------    ------
                                                               $1,105    $1,011
                                                               ======    ======


5. Short-Term Borrowings and Long-Term Debt

   In 1997, the Company obtained a bank line of credit, that is due on demand, that expires in April 2000. The line-of-credit provides the Company with maximum borrowings of $9.0 million. Advances are limited to 75% of eligible accounts receivable and are secured by all of the Company's assets. Interest accrues at the bank's prime rate (8.5% at December 31, 1997) plus 3/4% (1% through March
1998). The agreement requires the maintenance of financial covenants of which the Company was in compliance with as of December 31, 1998, and prohibits the payment of dividends. The line of credit was repaid in June, 1998. As of December 31, 1997, there was $1,100,000 outstanding under this agreement.

   In December 1998, the Company increased the amount available under the line of credit to $15.0 million, extended the maturity date to April 2001, eliminated the due on demand provision and reduced the interest rate to the bank's reference rate (7.75% at December 31, 1998). In addition to advances based on 80% of eligible accounts receivable, advances are also based on 25% of eligible inventories.

   Selected information regarding borrowings under the line of credit for the years ended December 31, 1998 and 1997 is as follows (dollars in 000's):

                                                                   1998      1997
                                                                 -------    ------
               Average amount outstanding                         $2,818     $  208
               Maximum amount outstanding                         $4,500     $1,100
               Weighted average interest rate during period          9.5%       9.5


   In December 1997, the Company obtained a $300,000 three-year loan from a bank. The loan was secured by all of the Company's assets. Interest accrued at the bank's prime rate (8.5% at December 31, 1997) plus 1%. This loan was repaid in June 1998.

18 [LOGO OF BALANCE BAR]

                                                   [LOGO OF BALANCE BAR COMPANY]

6. Income Taxes

   The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the current marginal income tax rate. Deferred income tax expenses or credits are based on changes in deferred income tax assets or liabilities from period to period.

   The provision for income taxes for the years ended December 31, 1998, 1997 and 1996 is as follows (in 000's):

                                     1998       1997      1996
                                   -------    -------    -----
  CURRENT:
   Federal                          $2,920     $1,116    $ 227
   State                               850        305      137
                                    ------     ------    -----
                                     3,770      1,421      364
 DEFERRED                             (280)      (205)    (139)
                                    ------     ------    -----
   Provision for income taxes       $3,490     $1,216    $ 225
                                    ======     ======    =====

     Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1998, 1997 and 1996 are as follows:


                                                      1998    1997    1996
                                                      ----    ----   -----
      Income tax at statutory federal rate            34.0%   34.0%   34.0%
      State income taxes, net of federal benefit       6.2     6.5     4.3
      Effect of permanent differences                  0.2     2.1     5.0
      Net operating loss carryforwards                   -       -   (29.7)
      Other items, net                                 0.2    (0.3)   (1.4)
                                                      ----    ----   ------
                                                      40.6%   42.3%   12.2%
                                                      ====    ====   =====

Under SFAS No. 109, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future periods. The components of the deferred income tax assets (liabilities) at December 31, 1998 and 1997 are as follows (in 000's):

                                                  1998           1997
                                                 -----          -----
         State taxes                             $ 222          $ 109
         Accounts receivable                       175             68
         Inventory reserves                         64             23
         Depreciation                              (45)           (15)
         Accrued liabilities                       132             76
         Other                                      76             83
                                                 -----          -----
                                                 $ 624          $ 344
                                                 =====          =====

                                                        [LOGO OF BALANCE BAR] 19

[LOGO OF BALANCE BAR COMPANY]

7. Commitments and Contingencies

   The Company leases its facilities and certain property and equipment under long-term operating leases expiring at various dates through January 2001. Total rental expense for the years ended December 31, 1998, 1997 and 1996 was $247,000, $131,000 and $29,000 respectively.

   Future minimum lease payments under operating leases are as follows (in
000's):

          Years ending December 31:
          1999                                      $252
          2000                                       165
          2001                                        13

   In April 1998, one of the Company's competitors sued the Company seeking damages as a result of allegedly false and misleading advertising. The competitor also alleged that the Company, with one of the Company's sales executives, who previously worked for the competitor, misappropriated trade secrets. In August 1998, the Company sued the competitor seeking damages as a result of allegedly false and misleading advertising. In January 1999, the Company and the competitor settled all outstanding litigation. The Company agreed to pay the competitor $140,000 and the Company and the competitor each agreed to not make certain advertising claims in the future.

8. Stockholders' Equity

   In June 1998, the Company completed an initial public offering of common stock. The Company sold 1,003,372 shares of common stock and realized proceeds of $9,478,000, net of $320,000 in costs and expenses.

   In April 1998, the Company's stockholders ratified a six-for-one stock split of the Company's common and preferred stock. The Company's financial statements have been retroactively adjusted, for all periods presented, to reflect the effect of the stock split. The Company had 3,806,910 shares of convertible preferred stock, $0.01 par value, outstanding prior to the initial public offering of common stock. In connection with the completion of the initial public offering, all of the convertible preferred stock was converted to common stock. The Company's financial statements have been retroactively adjusted, for all periods presented, to reflect the effect of the conversion of the preferred stock into common stock. Prior to the initial public offering, 12,000,000 shares of convertible preferred stock were authorized. No preferred stock is currently authorized or outstanding.

   Holders of the Company's common stock and convertible preferred stock are entitled to voting rights at the rate of one vote per share. Preferred stockholders were entitled to a liquidation preference of $0.38 per share. Preferred stock was convertible to common stock, at the rate of one share for one share. No dividend has ever been declared on the Company's common or convertible preferred stock.

   In 1996, the Company issued $201,000 of 12% convertible bonds. These bonds were converted into common stock at the rate of $0.25 per share in 1996.

   At December 31, 1998, the Company had three stock option plans, under which the Company is authorized to issue incentive and non-qualified stock options to its directors, officers, key employees and consultants totaling up to 4,689,000 shares of common stock (including 2,109,000 shares under two stock option plans ratified in 1998). At December 31, 1998, the Company had issued 473,508 stock options outside of these three stock option plans. At December 31, 1998, 1,635,532 shares are available for future grant under these three plans. Options are generally granted at exercise prices not less than fair market value on the date of grant and expire 10 years after the date of grant. Options granted under these plans vest over various periods up to five years.

20 [LOGO OF BALANCE BAR]

                                                   [LOGO OF BALANCE BAR COMPANY]

   A summary of the Company's outstanding options and activity follows for the years ended December 31, 1998, 1997 and 1996:

                                                        1998                           1997                          1996
                                              ---------------------------       ---------------------       ----------------------
                                                                 Weighted                    Weighted                     Weighted
                                               Shares            Average         Shares      Average          Shares      Average
                                               Under             Exercise        Under       Exercise         Under       Exercise
                                               Option             Price          Option       Price           Option      Price
                                              --------           --------       --------     --------        --------    ---------
OPTIONS OUTSTANDING,
 beginning of year                            2,571,546          $     0.17     2,609,322    $   0.17         278,508    $  0.09
   Granted                                      867,000                8.20        46,800        0.38       2,345,814        0.18
   Canceled                                      (9,058)               4.47       (26,088)       0.01               -           -
   Exercised                                   (990,754)               0.18       (58,488)       0.13         (15,000)       0.38
                                              ---------                        ----------                   ---------
OPTIONS OUTSTANDING,
 end of year                                  2,438,734          $     3.01     2,571,546    $   0.18       2,609,322    $   0.17
                                              =========          ==========    ==========    ========       =========    ========
Options exercisable at end of year            1,661,232          $     0.83     2,002,656    $   0.17       1,526,136    $   0.15
                                              =========          ==========    ==========    ========       =========    ========

Weighted average
 fair value of of options
 granted during the year                                         $     8.78                  $   3.29                    $   0.38
                                                                 ==========                  ========                    ========

  The following table summarizes information about stock options outstanding at December 31, 1998:

                                        Weighted Average
      Exercise            Number           Remaining            Number
      Prices            Outstanding      Contractual Life     Exercisable
    ----------          -----------      ----------------     -----------
    $ 0.08                 144,498      6.2 years                144,498
    $ 0.17               1,332,798      7.4 years              1,326,798
    $ 0.42                 120,936      8.1 years                 84,936
    $ 1.67-5.50            360,000      9.1 years                      -
    $ 8.38-15.25           480,502      9.4 years                105,000
                         ---------                             ---------
                         2,438,734                             1,661,232
                         =========                             =========

                                                        [LOGO OF BALANCE BAR] 21

[LOGO OF BALANCE BAR COMPANY]

   The Company accounts for stock based compensation under the provisions of SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company also uses Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" governing the recognition of compensation expense from its stock option plans. Such accounting rules measure compensation expense on the first date at which both the number of shares and the exercise price are known. Under the Company's stock option plans, this would typically be the grant date. To the extent that the exercise price equals or exceeds the market value of the stock on the grant date, no expense is recognized. Compensation expense is recognized for options where the market value of the stock on the grant date exceeds the exercise price. The compensation expense is recognized immediately if vesting is at issuance or ratably over the vesting period if the options vest over time. Under the provisions of SFAS 123, equity instruments granted to non-employees are recorded as compensation expense at fair value in the accompanying income statements.

   During the years ended December 31, 1998, 1997 and 1996, the Company recorded compensation expense of $204,000, $209,000 and $276,000, respectively, in connection with stock option and common stock grants to employees at exercise prices less than fair market value on the date of grant. During the years ended December 31, 1997 and 1996, the Company recorded compensation expense of $60,000 and $67,000, respectively, in connection with common stock grants to non-employees. To estimate the fair market values of stock option and common stock grants for periods prior to the Company's initial public offering of common stock, the Company used cash equity transactions, estimated market multiples, developments in the Company's business (such as the addition of significant customers, the hiring of key personnel and the introduction of new products) and changes in levels of profits to value the grants.

   Had the Company applied the fair value based method of accounting, which is not required, to all grants of stock options, under SFAS 123, the Company would have recorded additional compensation expense and computed pro forma net income and earnings per share amounts as follows for the years ended December 31, 1998, 1997 and 1996 (amounts in 000's except per share data):

                                                1998      1997      1996
                                               ------    ------    ------
          Additional compensation expense       $  965    $   37    $   64
          Pro forma net income                  $4,368    $1,635    $1,555
          Pro forma earnings per share:
               Basic                            $ 0.41    $ 0.18    $ 0.19
               Diluted                          $ 0.35    $ 0.15    $ 0.17

  These pro forma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model. Assumptions of 4.59-5.51% for risk free interest rate, 6 years for expected life, 40% volatility and no expected dividends were applied to all grants in 1998 after the Company's initial public offering of common stock. Assumptions of 5.48-6.54% for risk free interest rate, 6 years for expected life, zero volatility and no expected dividends were applied to all grants in 1997 and 1998 prior to the Company's initial public offering of common stock. Assumptions of 6.30% for risk free interest rate, 6 years for expected life, zero volatility and no expected dividends were applied to all grants in 1996.

9. Related Party Transactions

   In December 1995, the Company entered into a management consulting agreement with a member of the board of directors. In 1996, the Company recorded $116,000 of expense in connection with this agreement.

   During 1998 and 1997, the Company paid $13,000 and $44,000, respectively, to one member of the board of directors in connection with special services related to the Company's initial public offering.

22 [LOGO OF BALANCE BAR]

                                                   [LOGO OF BALANCE BAR COMPANY]

10. 401(k) Plan

    In 1997, the Company adopted a 401(k) Plan (the Plan). All employees are eligible to participate in the Plan after 3 months of service. The Company matches up to a percent of employee contributions made during the year. The total Company 401(k) matching contribution recognized for the years ended December 31, 1998 and 1997 was $117,000 and $42,000, respectively.

11. Quarterly Information (Unaudited)

    The following interim financial information presents the 1998 and 1997 quarterly results of operations (in 000's, except per share data):

                                                         1998
                                --------------------------------------------------------
                                March 31        June 30      September 30    December 31
                                --------        -------      ------------    -----------
Sales                            $17,457        $20,556        $21,498        $22,145
Gross profit                       8,443         10,065         10,256         10,570
Net income                         1,284          1,202          1,391          1,235
Basic earnings per share            0.13           0.12           0.12           0.11
Diluted earnings per share          0.11           0.10           0.11           0.10


                                                         1997
                                --------------------------------------------------------
                                March 31        June 30      September 30    December 31
                                --------        -------      ------------    -----------
Sales                            $ 6,136        $11,095        $10,134        $12,269
Gross profit                       3,166          5,596          4,954          6,117
Net income                           447            877           (189)           525
Basic earnings per share            0.05           0.09          (0.02)          0.06
Diluted earnings per share          0.04           0.08          (0.02)          0.05

                                                        [LOGO OF BALANCE BAR] 23

[LOGO OF BALANCE BAR COMPANY]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To Balance Bar Company:

   We have audited the accompanying balance sheets of Balance Bar Company (a Delaware corporation) as of December 31, 1998 and 1997, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balance Bar Company, as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN LLP

Los Angeles, California
January 29, 1999

24 [LOGO OF BALANCE BAR]